15049100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8-11117

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 Lakeside Drive, Suite 100
(No. and Street)

Santa Clara (City) CA (State) 95054-2812 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen H Chipman 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen H Chipman, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc , as of **December 31, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Stephen H. Chipman Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Santa Clara)

On 03-12-2015 before me, John L. Cowan, Notary,
Date *Here Insert Name and Title of the Officer*

personally appeared Stephen H. Chipman
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

JOHN L. COWAN
Commission # 2082757
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2018

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________
Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

JOHN L. COWAN
Commission # 2082757
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2018

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Foothill Securities, Inc.

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Foothill Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 6 to the financial statements, the Company corrected the financial statements for errors resulting in a net overstatement of previously reported retained earnings and stockholders' equity. Our opinion is not modified for this.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates

Walnut Creek, California

March 13, 2015

FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	1,532,956
Clearing deposit		110,000
Commissions and advisory fees receivable		3,992,200
Other receivables		315,508
Securities owned, marketable		8,434
Prepaid expenses		392,120
Prepaid taxes		201,365
Deposits		17,813
Deferred tax assets		7,651
Property and equipment, net		106,661
Intangible asset, net		27,000
Total assets	$	6,711,708

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	3,709,347
Accounts payable and other accrued expenses		529,141
Securities sold, not yet purchased		8,896
Total liabilities		4,247,384
Stockholders' equity:		
Common stock, $.001 par value; 20,000,000 shares authorized; 9,455,584 shares issued and outstanding		9,456
Paid-in capital		1,922,499
Retained earnings		532,369
Total stockholders' equity		2,464,324
Total liabilities and stockholders' equity	$	6,711,708

See notes to financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenues:	
Commissions and advisory fees	$ 42,328,393
Other income	331,593
Interest income	2,221
Total revenue	42,662,207
Expenses:	
Commissions	36,210,488
Salaries and wages	2,490,319
Clearing fees	957,998
Regulatory fees and expenses	693,424
Administrative	594,763
Insurance	505,292
Consulting fees	412,845
Conferences	305,323
Legal fees	256,727
Business travel	154,602
Rent	137,137
Board member expenses	81,168
Database aggregation	42,931
Loss on disposal of property and equipment	28,756
Total expenses	42,871,773
Loss before benefit from income taxes	(209,566)
Benefit from income taxes	85,067
Net loss	$ (124,499)

See notes to financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2014

	Shares	Common Stock	Restricted Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2013, as originally stated	9,243,099	$ 9,244	$ 10,800	$ 1,881,271	$ 685,465	$ 2,586,780
Prior period adjustment	-	-	-	-	(28,597)	(28,597)
Balances, December 31, 2013, restated	9,243,099	9,244	10,800	1,881,271	656,868	2,558,183
Stock-based compensation	109,430	109	-	30,531	-	30,640
Restricted common stock released	103,055	103	(10,800)	10,697	-	-
Net loss	-	-	-	-	(124,499)	(124,499)
Balances, December 31, 2014	9,455,584	$ 9,456	$ -	$ 1,922,499	$ 532,369	$ 2,464,324

See notes to financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (124,499)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	32,802
Loss on disposal of property and equipment	28,756
Amortization of intangible asset	5,400
Stock-based compensation	30,640
Deferred taxes	24,919
(Increase) decrease in assets:	
Commissions and advisory fees receivable	(566,304)
Other receivables	(125,730)
Securities owned, marketable	(8,434)
Prepaid expenses	(96,685)
Prepaid taxes	(201,365)
Deposits	(17,813)
Increase (decrease) in liabilities:	
Commissions payable	523,104
Accounts payable and other accrued expenses	147,854
Securities sold, not yet purchased	8,896
Income taxes payable	(246,100)
Total adjustments	(460,060)
Net cash used in operating activities	(584,559)
Cash flows from investing activities:	
Purchases of property and equipment	(59,610)
Proceeds from disposal of property and equipment	700
Net cash used in investing activities	(58,910)
Net decrease in cash and cash equivalents	(643,469)
Cash and cash equivalents, beginning of year	2,176,425
Cash and cash equivalents, end of year	$ 1,532,956
Supplemental disclosures of cash flows information:	
Interest paid	$ 4,227
Taxes paid	$ 437,940
Supplemental disclosures of non-cash financing activity:	
Restricted common stock released	$ 10,800

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Purpose and Organization

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from approximately forty-five (45) Offices of Supervisory Jurisdiction (OSJ) located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and Cash Equivalents

The Company considers all cash and short-term investments with original maturities of three months or less, to be cash equivalents.

Commissions receivable and payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable and fixed products, and direct participation programs. When orders are placed, the Company records an estimated receivable for commissions and an estimate of the related commissions payable to the registered representatives based on historical averages.

The Company reviews all open orders every ninety days (90) with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided along with the corresponding revenue and expense.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned and Securities sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined price. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Fair Value Measurements

As defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 820, "Fair Value Measurements and Disclosures" (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses the market or income approach. Based on this approach, the Company utilizes certain assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide information related to the fair value hierarchy. The fair value hierarchy ranks the quality and the reliability of the information used to determine fair values. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs, which are supported by little or no market activity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

The table below presents the amounts of assets measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Securities, owned	$ 8,434	$ -	$ -	$ 8,434
Securities sold short	(8,896)	-	-	(8,896)
Total assets and liabilities at fair value	$ (462)	$ -	$ -	$ (462)

The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer. The Company had no transfers in to or out of levels of the fair value hierarchy during the year ended December 31, 2014.

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value.

Property and equipment

Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Depreciation is calculated using the straight-line method based upon estimated useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred, major renewals and betterments costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

Intangible asset and amortization

An intangible asset was acquired as part of the CUE Financial Group, Inc. (CUE) transaction in August 2009. The amortization expense on this asset is calculated on a straight-line basis over a ten year period.

Long-lived assets

Long-lived assets held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets held and used are measured based on the fair value of the asset, and long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less cost to sell. Long-lived assets were evaluated for impairment and no adjustments were deemed necessary during the year ended December 31, 2014.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Commissions

The Company has revenue generated from concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned on a trade date basis.

Investment Advisory Fees

Revenue from asset management and financial planning fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the underlying advisory agreements or when services are provided.

Advertising costs

Advertising costs are charged to operations when incurred as a component of administrative expenses as reported on the "Statement of Operations". Advertising costs or the year ended December 31, 2014 were $3,828.

Income taxes

The Company is taxed as a corporation. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with generally accepted accounting principles. The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2014, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Stock-based compensation

The Company measures the fair value and recognizes compensation expense for all stock-based payment awards made to employees, unless the fair value was deemed de minimus, in which case, no expense is recognized. The Company has issued compensatory stock grants under an employment agreement for the President. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards as they are awarded in each year of the service period. The service period is defined in the President's employment agreement. Stock-based compensation expense is included in officers' salaries in the Company's Statement of Operations during the year ended December 31, 2014.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

3. PREPAID EXPENSES

Prepaid expenses consist of the following as of December 31, 2014:

Prepaid insurance	$ 120,371
Prepaid registration fees	195,375
Prepaid rent	11,474
Other prepaid expenses	64,900
	$ 392,120

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2014:

Computer equipment	$ 214,267
Office equipment	97,035
Software	35,058
Leasehold improvements	11,752
	358,112
Less accumulated depreciation and amortization	(251,451)
	$ 106,661

For the year ended December 31, 2014, depreciation expense was $32,802.

During the year, $3,500 of construction in progress was expensed as the project was abandoned.

5. ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following as of December 31, 2014:

Accounts payable	$ 246,297
Accrued payroll and compensated absences	87,315
Accrued profit sharing	58,548
Other accrued expenses	136,981
	$ 529,141

6. PRIOR PERIOD ADJUSTMENT

Certain errors resulting in a net overstatement of revenue reported in prior years were discovered during the current year. Accordingly, an adjustment was made to reduce previously reported retained earnings as of December 31, 2013 by $28,597, net of the related income and franchise tax benefits of $19,600, and to record the refund relating to these tax benefits. The effect on 2013 revenue and net income has not been quantified.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At December 31, 2014, the Company has net capital of $1,094,726 which was $811,567 in excess of its required net capital of $283,159. The Company's aggregate indebtedness to net capital ratio was 3.88 to 1.00.

8. STOCKHOLDERS' EQUITY

Compensatory stock bonus awards

The current employment agreement (due to expire on February 28, 2016) of the Company with its President, includes a compensatory stock bonus provision. This provision awards the President common stock shares based upon performance, which is evaluated on an annual basis by the Board of Directors. The shares awarded are issued in the ensuing year following successful employment, and the compensation expense is based upon the number of shares awarded. The Company has determined that the book value equals the fair value of the shares. The amount of awarded shares made annually is to be equivalent to 1% of the Company's then issued and outstanding common stock as of December 31st for the year such services were rendered. While employed, and based upon the current agreement, the President is to maintain a specified ownership percentage in the Company. No shares shall be issued in the event that the President is not employed on each anniversary date of the employment agreement, without regard to the reason for the termination of employment.

During the year ended December 31, 2014, the President was awarded 109,430 shares, with related compensation expense recognized in the amount of $30,640.

8. STOCKHOLDERS' EQUITY (CONTINUED)

Common stock designated for issuance – restricted common stock

At December 31, 2014, the Company had issued all shares of common stock that were allocated to be issued related to the CUE transaction.

Warrant grants

In 2009, the Company initially granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and were originally set to expire three years after the grant date, or August 2012. The expiration date was extended to August 15, 2014, and therefore all warrants have expired.

Stock Option and Restricted Stock Plan

The Company has adopted a stock option and restricted stock plan (the Plan) which authorized the Board of Directors to issue up to 600,000 shares of common stock upon exercise of non-qualified stock options, restricted stock awards, and stock appreciation rights (SAR). These types of option grants and awards can be made to key employees, officers and directors, registered representatives, independent contractors, and third party consultants. As of December 31, 2014, no option grants or awards have been made under the Plan as defined.

9. CUE AFFILIATION TRANSACTION AND AGREEMENT

In August 2009, the Company entered into an affiliation agreement with CUE Financial Group, Inc. (CUE) whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work toward convincing CUE representatives to change their broker-dealer affiliation.

The Company determined that the affiliation agreement met the definition of a business combination. The Company did not receive any tangible assets or assume any liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principles, who have now designated the Company as their broker-dealer, 1% of the Company's then outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5% tied to an anti-dilution provision. As of December 31, 2014, all shares totaling 472,779 have been issued under this agreement.

9. CUE AFFILIATION TRANSACTION AND AGREEMENT (CONTINUED)

Additionally, the $27,000, net of accumulated amortization, represents the fair value of an intangible asset as shown in the Statement of Financial Condition. This intangible asset represents the fair value of CUE's network of independent representatives.

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares they hold. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

10. INTANGIBLE ASSET

An intangible asset, with an original fair value of $54,000, was recognized as part of the CUE transaction as discussed more fully in in Note 9. This intangible asset represents the fair value of CUE's network of independent representatives. Management has determined that an amortizable life of ten years is reasonable. This period has been determined by analyzing the average tenure of all independent representatives who were currently affiliated with the Company at the time of the CUE transaction. As of December 31, 2014, the value of the intangible asset has been reduced to $27,000, with $5,400 of amortization expense recognized during the year ended December 31, 2014. The Company will record amortization expense of $5,400 annually through 2019.

11. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following as of December 31, 2014:

	Federal	States	Total
Currently payable	$ -	$ 1,789	$ 1,789
Benefit from net operating loss Carryback	(83,803)	(27,972)	(111,775)
Deferred tax expense	20,468	4,451	24,919
Total provision for income taxes	$ (63,335)	$ (21,732)	$ (85,067)

The income tax expense differs from the expected that would result from applying federal statutory rates to the pre-tax income due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied to taxable income and those differences between the financial statements and the tax returns (as described in Note 1), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- Minimum franchise taxes imposed by the states in which the Company operates.

11. PROVISION FOR INCOME TAXES (CONTINUED)

The Company incurred a federal net operating loss of $243,200 and California net operating loss of $267,200. These losses were fully utilized during their two year carryback period, resulting in refundable taxes of approximately $117,500, and is included in "Other Receivable" on the statement of financial condition.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Accrued vacation	$ 15,517
Contribution carryfoward	3,856
Section 179 expense carryforward	18,724
State taxes	272
	38,369
Deferred tax liabilities	
Depreciation and amortization	(30,718)
Deferred tax assets, net	$ 7,651

In assessing the realizability of deferred tax assets and liabilities, management considers whether it is more likely than not that some portion or all of the deferred tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is not required in light of anticipated future taxable income.

The Company's federal and state tax returns from 2010 through 2014 are subject to audit and adjustment by the taxing authorities.

12. 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2014, the Company contributed a total of $121,531 under these arrangements.

13. RISK CONCENTRATION

The Company's cash and cash equivalents consist of cash held at financial institutions where they each may exceed government insurance limits during the year. At December 31, 2014, the Company's uninsured cash balances totaled $984,692.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

15. COMMITMENTS

Facility lease

The Company has a lease agreement for their corporate office in Santa Clara, California. The lease commenced on July 15, 2014. Under the terms of the lease, the Company pays a monthly base rent of $11,199, and its share of utilities, taxes and common area maintenance expenses, with a $0.08 per square foot annual increase in the base rent. The lease expires on August 14, 2017 and has an option to renew for three years.

The Company had a lease agreement for their corporate office in Mountain View, California with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. The lease commenced on February 1, 2008 and required the Company to pay a monthly base rent of $10,500, and its share of utilities, taxes, and common area maintenance. The lease agreement was terminated on July 31, 2014.

Rent expense, plus utilities and taxes, was $137,137 for the year ended December 31, 2014.

Postage meter lease

The Company pays a quarterly rent of $902, or a total of $3,608, and the lease expires on April 3, 2016.

The future obligations on leases in effect at December 31, are as follows:

Year Ended December 31,	Amount
2015	$ 139,849
2016	141,205
2017	89,063
Total	$ 370,117

16. RELATED PARTY TRANSACTIONS

Included in "Other Receivables" is approximately $49,500 due from various registered representatives. These amounts are to reimburse the Company for expenses incurred and advances made on their behalf. Management expects these amounts to be fully collectible during the ensuing year.

17. CONTINGENCIES

Litigation

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 13, 2015, the date the financial statements were available to be issued.

FOOTHILL SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

Year Ended December 31, 2014

FOOTHILL SECURITIES, INC.
SCHEDULE I
December 31, 2014

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total stockholders' equity	$ 2,464,324
Less: Non-allowable assets	
Commissions and advisory fees receivable	299,140
Other receivables	315,508
Prepaid expenses, taxes, deposits and other receivables	611,298
Deferred tax assets	7,651
Property and equipment, net	106,661
Intangible asset, net	27,000
Total non-allowable assets	1,367,258
Net capital before haircuts	1,097,066
Less: Haircuts	
Mutual fund positions	1,265
Foreign currency	1,075
Net Capital	1,094,726
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $4,247,384 or $50,000, whichever is greater	283,159
Excess Net Capital	$ 811,567

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2014	$ 1,124,075
Prior period adjustment	(28,597)
Decrease in net loss	28,243
Increase in non-allowable assets	(26,655)
Increase in haircuts	(2,340)
Net Capital Per Above Computation	$ 1,094,726

See notes to financial statements.

FOOTHILL SECURITIES, INC.
SCHEDULE II
December 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

See notes to financial statements.

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Foothill Securities, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Foothill Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Foothill Securities, Inc. met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California

March 13, 2015

FOOTHILL SECURITIES INCORPORATED

Investing in your Future Since 1962™

March 4, 2015

SEA 15c3-3 Exemption Report

I, Stephen H. Chipman, President of Foothill Securities, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the period beginning June 1, 2014 and ending December 31, 2014 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Stephen H. Chipman,
President/CEO

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholders
Foothill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Foothill Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California

March 13, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3376*********************MIXED AADC 220
011117 FINRA DEC
FOOTHILL SECURITIES INC
2900 LAKESIDE DR STE 100
SANTA CLARA CA 95054-2812

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 50,821

B. Less payment made with SIPC-6 filed (exclude interest) (21,741)

03/13/2015
Date Paid

C. Less prior overpayment applied (----)

D. Assessment balance due or (overpayment) 29,080

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ----

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,080

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 29,080

H. Overpayment carried forward $(---)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foothill Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President & CEO
(Title)

Dated the 13 day of March, 20 15

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 42,662,207

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 18,710,218

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 957,998

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placements — 93,050

(Deductions in excess of $100,000 require documentation)

Reimbursements from registered representatives, marketing income, advisor pass-through revenue — $2,523,958

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 4,227

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 48,417

Enter the greater of line (i) or (ii) — 48,417

Total deductions — 22,333,641

2d SIPC Net Operating Revenues — $ 20,328,566

2e General Assessment @ .0025 — $ 50,821

(to page 1, line 2.A.)